SCHEDULE 13D (Amendment No. 3)

Name of Issuer:  Resorts International, Inc.

Title of Class of Securities:  Common Stock, $.01 par value per share

CUSIP Number:  76155 40 4

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications:

Merv Griffin c/o The Griffin Group, Inc.
780 Third Avenue, Suite 1801
New York, New York 10017
(212) 753-1503

Daryl S. Wickstrom, Esq.
Gibson, Dunn & Crutcher
200 Park Avenue
Suite 3216
New York, New York  10166
(212) 351-3970

Date of Event which Requires Filing of this Statement:
May 3, 1994

Check the following box if a fee is paid with the statement:  Not
Applicable



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1.   NAME OF REPORTING PERSON:  Mervyn E. Griffin
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not Applicable

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

7.   SOLE VOTING POWER:  9,064,965

8.   SHARED VOTING POWER:  0

9.   SOLE DISPOSITIVE POWER:  9,064,965

10.  SHARED DISPOSITIVE POWER:  0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     9,064,965

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:  Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.4%

14.  TYPE OF REPORTING PERSON:  IN

Item 1.  Security and Issuer.

          This statement relates to shares of the common stock, par value $.01 per share (the "Common Stock"), of Resorts International, Inc., a Delaware corporation ("RII"), and warrants issued in respect of such Common Stock. The address of RII's principal executive office is North Carolina and Boardwalk, Atlantic City, New Jersey 08401.

Item 2.  Identity and Background.

          (a)  This statement is being filed by Mervyn E. Griffin.

          (b) Mr. Griffin's business address is c/o The Griffin Group, Inc., 780 Third Avenue, Suite 1801, New York, New York 10017.

          (c) Mr. Griffin is an entertainer and investor and he serves as the Chairman of the Board of Directors of RII. RII's principal executive offices are located at North Carolina and the Boardwalk, Atlantic City, New Jersey 08401. RII is principally engaged, through subsidiaries, in the ownership, development and operation of casino, gaming, resort and hotel facilities in Atlantic City, New Jersey.
Mr. Griffin is also Chairman of The Griffin Group, Inc. ("TGG"), an investment and management company that, among other things, provides management services to Mr. Griffin's other investments. TGG's principal executive offices are located at 780 Third Avenue, New York, New York 10017.

          (d) Mr. Griffin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations are similar misdemeanors).

          (e) Mr. Griffin has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which found any violation with respect to such laws.

          (f)  Mr. Griffin is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

          Pursuant to the first reorganization of RII and certain of its subsidiaries under Chapter 11 of Title 11 of the United States Codes ("Chapter 11 Proceedings"), Mr. Griffin received an aggregate of 4,400,000 shares of common stock of RII in exchange for $12,345,918 in cash, a one-year promissory note in the amount of $11,000,000 secured by a bank letter of credit, his agreement to the merger of the wholly-owned parent of RII into a newly formed subsidiary of RII and the cancellation of the previously outstanding common stock of RII, and his agreement to waive certain rights in the Chapter 11 Proceedings and to provide certain services to RII for a period of two years. Mr. Griffin also made a $10,000 capital contribution to the former parent of RII prior to the above-referenced merger. The sources of the above-referenced funds were Mr. Griffin's personal funds.

          In connection with a subsequent reorganization of RII in Chapter 11 Proceedings completed on May 3, 1994, Atlantic Resorts Holdings, Inc. ("ARH") received a Warrant to purchase 4,666,850 shares of RII Common Stock. This Warrant was initially to be issued to TGG as compensation pursuant to a License and Services Agreement, dated as of September 17, 1992 (the "License Agreement"), between TGG and RII. The right to receive this Warrant was assigned to ARH by TGG by an
Assignment dated April 20, 1994.   The outstanding shares of ARH are
owned by The Merv Griffin Living Trust ("Trust"), for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. The Warrant is presently exercisable. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 4,666,850 shares of RII Common Stock subject to the Warrant held by ARH.

Item 4.  Purpose of Transaction.

          Mr. Griffin acquired the first 4,400,000 shares of Common Stock in connection with the first restructuring of RII pursuant to the Chapter 11 Proceedings. Mr. Griffin later sold 1,885 shares of Common Stock on the American Stock Exchange on December 19, 1991.

          TGG agreed to accept the Warrant in partial compensation for services rendered under the License Agreement and subsequently assigned its rights to receive the Warrant to ARH. The Warrant was issued to ARH in connection with the second restructuring of RII pursuant to the Plan of Reorganization of RII and certain of its subsidiaries (the "New Plan of Reorganization"), which Plan was consummated on May 3, 1994.

          Mr. Griffin may from time to time in the future acquire additional shares of Common Stock of RII pursuant to privately negotiated transactions or in the open market. The purpose of any such acquisition would be to increase his ownership interest in RII.

          Mr. Griffin is not currently involved in any plan or proposal that would result in any of the following:

          (a) the acquisition by any person of additional securities of RII, or the disposition of securities of RII;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving RII or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of RII or any of its subsidiaries;

          (d) any change in the present board of directors or management of RII, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of RII;

          (f) any other material change in RII's business or corporate structure;

          (g) changes in RII's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (h) causing the Common Stock to be delisted from the American Stock Exchange;

          (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or

          (j)  any action similar to any of those listed above.

Item 5.  Interest in the Securities of the Issuer.

          (a) Mr. Griffin beneficially owns 9,064,965 shares of the Common Stock constituting 21.4% of the total issued and outstanding shares of the Common Stock of RII.

          (b) Mr. Griffin exercises the sole voting and dispositive power for 9,064,965 shares of the Common Stock.

          (c) Mr. Griffin initially acquired 4,400,000 shares of Common Stock in connection with the first restructuring of RII pursuant to the first Plan of Reorganization in exchange for the consideration described in Item 3 herein. On December 19, 1991, Mr. Griffin sold 1,885 shares of Common Stock at $1.00 per share on the American Stock Exchange through J.P. Morgan Securities, Inc., 60 Wall Street, New York, New York 10260. ARH received the Warrant on May 3, 1994 for the consideration described in Item 3 in connection with the second restructuring of RII pursuant to the New Plan of Reorganization.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Griffin.

          (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respects to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships between Mr. Griffin and anyone else with respect to any securities of RII, other than an understanding with Mr. David P. Hanlon, former President and Chief Executive Officer of RII, pursuant to which Mr. Griffin is to be granted a right of first refusal upon any disposition of shares of Common Stock acquired by Mr. Hanlon pursuant to the option granted to Mr. Hanlon under a prior Senior Management Stock Option Plan of RII. A definitive agreement has not yet been executed by the parties. Pursuant to Mr. Hanlon's option, he has the right to acquire up to 1,089,275 shares of Common Stock (the "Option Shares"). The option is presently exercisable.

Item 7.  Material to be Filed as Exhibits.

          A.  Warrant to Purchase Common Stock


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 9, 1994           /s/MERVYN E. GRIFFIN
                              MERVYN E. GRIFFIN